UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities and Exchange Act of 1934

☒          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-13585

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

CoreLogic, Inc.
401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

CoreLogic, Inc.
40 Pacifica
Irvine, California 92618

CoreLogic, Inc.
401(k) Savings Plan
Table of Contents
At December 31, 2016 and 2015

Page
Report of Independent Registered Certified Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Supplemental Schedule*
Schedule H, Line 4i: Schedule of Assets (Held at End of Year)	9
Signature	10
* All other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Certified Public Accounting Firm

To the Retirement Plan Committee of
CoreLogic Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the CoreLogic Inc. 401(k) Savings Plan (the Plan) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information included in Schedule H, line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with DOL’s Rules and Regulations for Reporting and Disclosure under ERISA. In our opinion, the supplemental information in the accompany schedule is fairly stated, in all material respects in relation to the financial statements as a whole.

/s/ Moss Adams LLP

Irvine, California
June 15, 2017

CoreLogic, Inc.
401(k) Savings Plan
Statements of Net Assets Available for Benefits
At December 31, 2016 and 2015

	2016	2015
Assets
Participant directed investments, at fair value	$453,414,847	$422,397,920

Receivables:
Notes receivable from participants	8,136,634	9,188,946
Company contribution	10,896,177	10,089,554
Total receivables	19,032,811	19,278,500
Net assets available for benefits	$472,447,658	$441,676,420

The accompanying notes are an integral part of these financial statements.

CoreLogic, Inc.
401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2016 and 2015

	2016	2015
Additions
Net appreciation/(depreciation) in fair value of investments	$21,541,523	$(17,104,209)
Interest and dividend income	11,562,367	18,055,642
Net investment income	33,103,890	951,433
Interest income on notes receivable from participants	370,815	385,741
Other income	279,432	256,807
Contributions:
Participants	33,137,194	30,381,524
Rollover	11,144,022	11,068,783
Company	10,896,177	10,089,554
Total contributions	55,177,393	51,539,861
Total additions	88,931,530	53,133,842
Deductions
Benefits paid to participants	(58,027,816)	(45,139,497)
Administrative expenses	(132,476)	(162,079)
Total deductions	(58,160,292)	(45,301,576)
Net increase	30,771,238	7,832,266
Net Assets Available for Benefits
Beginning of year	441,676,420	433,844,154
End of year	$472,447,658	$441,676,420

The accompanying notes are an integral part of these financial statements.

CoreLogic, Inc.
401(k) Savings Plan
Notes to Financial Statements
December 31, 2016 and 2015

1. Description of the Plan

The following description of the CoreLogic, Inc. (the "Company") 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution profit sharing plan covering employees of adopting employers and subsidiaries greater than 50% owned by the Company. An employee is eligible to participate in the Plan on the date of hire and if the employee is at least 18 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). A participant may direct contributions in 1% increments to any of the available investment options, one of which is the option to invest in shares of the Company. Participants may change their investment options at any time.

The Plan's trustee and record keeper are Fidelity Management Trust Company and Fidelity Investments Institutional Operations Company, respectively.

Contributions

Participants may contribute on a pre-tax and/or after-tax Roth basis from 1% to 80% of annual eligible compensation.  Participants who are age 50 or older and have made the maximum contribution to the Plan can make additional catch up contributions. Contributions are subject to Internal Revenue Service ("IRS") limitations.

Discretionary matching amounts may be contributed by the Company at the discretion of the Company's Board of Directors. For the years ended December 31, 2016 and 2015, the Company matched 50% of the first 6.0% of each eligible participant's compensation to the Plan. The Company match for the years ending December 31, 2016 and 2015 was $10,896,177 and $9,813,591, respectively, which was funded during their corresponding second quarter and invested based on each eligible participant's investment elections under the Plan. The Plan is subject to certain nondiscrimination rules under ERISA and IRS guidelines. For the year ended December 31, 2015 the Plan did not pass the Actual Deferral Percentage Test and the Company elected to make a voluntary Qualified Non Elective Contribution of $275,963. For the year ended December 31, 2016 the Plan passed all nondiscrimination tests.

Participants may also rollover distributions from other qualified 401(k) plans or Individual Retirement Accounts ("IRA").

Participant Accounts

Participant account activity may include a participant's own contributions and any Company contributions, investment earnings or losses. Allocations of Company contributions are based on participant compensation and participant contributions to the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions and the Company's contributions, plus actual earnings thereon.

Investment Options

The Plan currently offers various mutual funds, including asset allocation strategy mutual funds and a Company stock fund as investment options for participants. A participant may direct contributions in 1% increments to any of the available investment options and may change their investment options at any time.

CoreLogic, Inc.
401(k) Savings Plan
Notes to Financial Statements
December 31, 2016 and 2015

Payment of Benefits

The Plan allows for participant withdrawals in lump sum upon retirement, death, disability, termination or attainment of the eligible age as defined by the Plan. Participants may also withdraw from their account balances, as defined by the Plan, in the event of financial hardship, which is determined pursuant to the provisions of the Internal Revenue Code ("IRC"), and from any amounts rolled over from a 401(k) plan or IRA.

Notes Receivable from Participants

Participants may borrow a portion of their account balance pursuant to rules and procedures established by the Plan's administrative committee. The amount borrowed may not exceed the lesser of 50% of the value of the participant's account balance or $50,000. Participants may have only one note outstanding at a time. Notes that are rolled into the Plan in connection with an acquisition by the Company will not be included in determining whether a participant has more than one outstanding note.

Note terms are determined based on the provisions established by the Plan's administrative committee. Notes are collateralized by the balance in the participant's account and bear a rate of interest that is reasonable at the time the note is made, as determined by the Plan's administrative committee. Notes are fully amortized and paid back through principal and interest via payroll deduction or other method as determined by the Plan's administrative committee if payroll deduction is not available to the participant. A participant may fully repay a note at any time without penalty; however, partial prepayments are not permitted. As of December 31, 2016 the rates of interest on outstanding notes ranged from 3.25% to 9.25% with various maturities through January 2027.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

Plan investments are reported at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments in common stock are stated at quoted market prices. See Note 3 - Fair Value Measurements, for discussion of fair value measurements.
Shares of mutual funds and money market funds are valued at the net asset value of the shares held by the Plan at year-end. Investments in security transactions are accounted for on the date securities are purchased or sold. Dividend income is recorded in the participant accounts on the ex-dividend date. Interest income is recognized on an accrual basis as earned.
The Plan presents in the statements of changes in net assets available for benefits the net appreciation/depreciation in the fair value of its investments which consists of the realized gains/losses and the unrealized appreciation/depreciation on those investments.

Notes Receivable from Participants

Notes from participants are measured at unpaid principal balance plus any accrued but unpaid interest. Interest income is recognized on an accrual basis as earned.

Expenses

Certain administrative expenses related to operating and maintaining the Plan are paid by the Company. Certain investment and

CoreLogic, Inc.
401(k) Savings Plan
Notes to Financial Statements
December 31, 2016 and 2015

transaction fees are paid by participants in the Plan.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities. In addition, estimates and assumptions are utilized in determining disclosure of contingent assets and liabilities at the date of the financial statements; as well as the reported amounts in the statement of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in circumstances in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

3. Fair Value Measurements

When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of nonperformance.

A fair value hierarchy requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). Level 2 measurements utilize observable inputs in active markets for similar assets and liabilities, or, quoted prices in markets that are not active.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The fair values of the mutual fund investments are valued at the net asset value of shares held by the Plan at year end. The Plan's valuation methodology used to measure the fair values of common stock and mutual funds were derived from quoted market prices, as all of these instruments are traded in active markets.

CoreLogic, Inc.
401(k) Savings Plan
Notes to Financial Statements
December 31, 2016 and 2015

Investments Measured at Fair value on a Recurring Basis

The following tables present the financial assets the Plan measures at fair value on a recurring basis, based on such fair value hierarchy:

	Fair Value Measurements Using Input Type			Total Fair Value As of
	Level 1	Level 2	Level 3	December 31, 2016
Mutual funds	$426,120,746	$—	$—	$426,120,746
Common Stock	27,294,101	—	—	27,294,101
Total investments measured at fair value	$453,414,847	$—	$—	$453,414,847

	Fair Value Measurements Using Input Type			Total Fair Value As of
	Level 1	Level 2	Level 3	December 31, 2015
Mutual funds	$394,627,902	$—	$—	$394,627,902
Common stock	27,770,018	—	—	27,770,018
Total investments measured at fair value	$422,397,920	$—	$—	$422,397,920

4. Related Party and Party-in-interest Transactions

The Company, which qualifies as a party-in-interest, absorbed certain administrative expenses of the Plan. Such transactions qualify for a statutory exemption. Total administrative expenses paid by the Company were $37,475 and $14,527 for the year ended December 31, 2016 and 2015, respectively. Plan expenses, including expenses of the Plan's administrative committee and the Plan's trustee, to the extent not paid by the Plan, are paid by the Company.

The Plan held 741,019 shares of common stock of CoreLogic, Inc. with an aggregate fair value of $27,294,101 at December 31, 2016. The Plan made purchases of $367,580 and sales of $1,158,847 of shares of common stock of CoreLogic during 2016. The Plan held 820,101 shares of common stock of CoreLogic, Inc. with an aggregate fair value of $27,770,018 at December 31, 2015. The Plan made purchases of $631,521 and sales of $1,422,909 of shares of common stock of CoreLogic during 2015.

Certain Plan investments are shares of mutual funds managed by Fidelity Management and Research ("FMR") Company. Fidelity Management Trust Company and Fidelity Investments Institutional Operations Company, Inc. are related entities to FMR, are the trustee and record keeper, respectively, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The fair value of such investments totaled $68,478,430 and $97,510,005 at December 31, 2016 and 2015, respectively.

5. Federal Income Tax Status

The Plan has received a determination letter dated January 30, 2014, from the IRS that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Tax positions taken by the Plan have been analyzed and it has been concluded that as of December 31, 2016, there are no uncertain positions taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions and, is currently undergoing an audit by the IRS of the 2014 Plan Year.

CoreLogic, Inc.
401(k) Savings Plan
Notes to Financial Statements
December 31, 2016 and 2015

6. Concentrations of Credit Risk

Financial instruments which potentially subject the Plan to concentrations of credit risk consist of the Plan's investments. Net assets available for benefits held in CoreLogic common stock were $27,294,101 and $27,770,018 at December 31, 2016 and 2015, respectively. These investments, which comprised approximately 6.0% and 6.6% respectively, of the Plan's investments, potentially subject the Plan to concentrations of credit risk as all investments are exposed to market risk from changes in asset valuations.

7. Plan Amendments

During 2016, the Plan expanded the eligibility for hardship distributions to include participants effected by Hurricane Matthews.

CoreLogic, Inc.
401(k) Savings Plan
EIN: 95-1068610 PN: 001
Schedule H, Line 4i: Schedule of Assets (Held at End of Year)
December 31, 2016

	(b)	(c)	(d)	(e)
(a)	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value

	JP Morgan	JPM US Small Co Inst	N/A	35,786,235
	T. Rowe Price	TRP Equity Index 500	N/A	35,588,828
	Vangaurd Treasury Money Market Fund Investor Shares	Vang Treasury MM	N/A	29,381,831
	T. Rowe Price	TRP Retirement 2030	N/A	28,609,957
	MFS	MFS Emerging Growth Fund Class R4	N/A	27,571,255
*	Fidelity Group	Fidelity Balanced Fund	N/A	27,314,088
*	Corelogic, Inc.	741019 of shares of common stock	N/A	27,294,101
	Janus Triton	Janus Triton I	N/A	24,494,934
	T. Rowe Price	TRP Retirement 2035	N/A	24,076,674
	T. Rowe Price	TRP Retirement 2025	N/A	23,619,870
	JP Morgan	JPM Discpl EQ Inst	N/A	22,850,635
*	Fidelity Group	Fidelity Low Priced Stock Fund	N/A	22,377,359
	Harbor International	Harbor International Fund	N/A	20,192,761
	T. Rowe Price	TRP Retirement 2040	N/A	20,107,633
*	Fidelity Group	Fidelity U.S. Bond Index Fund	N/A	18,786,983
	T. Rowe Price	TRP Retirement 2020	N/A	16,883,296
	T. Rowe Price	TRP Retirement 2045	N/A	13,697,703
	T. Rowe Price	TRP Retirement 2050	N/A	6,100,363
	Black Rock	BLKRK Intl Index A	N/A	5,769,048
	T. Rowe Price	TRP Retirement 2015	N/A	4,971,983
	PIMCO	PIMCO Low Duration Fund	N/A	4,933,549
	PRU	PRU SM Cap Val Z	N/A	3,884,773
	T. Rowe Price	T. Rowe Price Equity Income	N/A	3,623,719
	Wells Fargo	WF Core Bond Inst	N/A	1,738,879
	T. Rowe Price	TRP Retirement 2055	N/A	1,505,668
	T. Rowe Price	TRP Retirement 2010	N/A	1,292,400
	T. Rowe Price	TRP Retirement 2005	N/A	834,405
	T. Rowe Price	TRP Retirement 2060	N/A	125,917
			Subtotal	453,414,847
*	Notes receivable from participants	Fully amortized with various maturities through January 2027 and interest rates ranging from 3.25 percent to 9.25 percent	N/A	8,136,634
				$461,551,481
*	Denotes party-in-interest

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan's administrative committee administering the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CoreLogic, Inc.
401(k) Savings Plan

Date:	June 15, 2017	By:	/s/ James L. Balas
James L. Balas
Chief Financial Officer (Principal Financial Officer)
CoreLogic, Inc.